

05040624

URITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934 and
Rule 17a-5 Thereunder

SEC FILE NO.
8-41840

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only
FIRM ID. NO.

Chase Investment Services Corp.
(Filed as Confidential Information Pursuant to Rule 17a-5)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH, D.C. 202

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

300 South Riverside Plaza
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa L. Warta (312) 336-2164
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PROCESSED
MAR 2 3 2005
THOMSON FINANCIAL

PricewaterhouseCoopers LLP

300 Madison Avenue	New York	New York	10017
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



3/22/05

OATH OR AFFIRMATION

I, Teresa L. Warta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Chase Investment Services Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ALLISON LONGENBAUGH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 09-20-05

N/A

Name: Teresa L. Warta
Title: Financial and Operations Principal

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH, D.C.
202
SECTION

Chase Investment Services Corp.

(A wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2004

Chase Investment Services Corp.
Index
December 31, 2004

Page(s)



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Chase Investment Services Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Chase Investment Services Corp. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Chase Investment Services Corp.
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2004

(in thousands, except for share data)

Assets		
Cash and cash equivalents	$	51,118
Securities owned, at market value		26,583
Receivable from broker-dealers and clearing organizations		7,095
Receivable from affiliates and parent		2,831
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $1,194)		2,873
Other assets		4,216
Total assets	$	94,716
Liabilities and Stockholder's Equity		
Liabilities		
Payable to broker-dealers and clearing organizations	$	704
Payable to affiliates and parent		2,364
Accrued employee compensation and benefits		8,530
Securities sold, not yet purchased, at market value		91
Other liabilities		11,345
Total liabilities		23,034
Commitments and contigencies (Note 10)		
Stockholder's equity		
Common stock, par value $1 per share; authorized 1,500 shares, 500 issued and outstanding		1
Additional paid-in capital		23,760
Retained earnings (after quasi reorganization on September 20, 1996; Note 1)		47,921
Total stockholder's equity		71,682
Total liabilities and stockholder's equity	$	94,716

The accompanying notes are an integral part of this financial statement.

(in thousands)

1. Organization

Chase Investment Services Corp. ("CISC") is a wholly owned subsidiary of JPMorgan Chase & Co. ("JPMC"). CISC is a registered broker dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). CISC is also a registered investment advisor under the Investment Advisory Act of 1940.

CISC's primary business purpose is the sale and distribution of various investment products on behalf of its' retail customers. CISC is a fully disclosed introducing broker for brokerage products, which includes mutual fund, equity and fixed income securities. The clearance and custody of customer transactions are provided by CISC's clearing broker, National Financial Services LLC ("NFS").

On March 31, 1996, The Chase Manhattan Corporation ("Chase") merged with and into Chemical Banking Corporation ("Chemical"), which changed its name to the Chase Manhattan Corporation. The merger was accounted for as a pooling of interests. In connection therewith, Chase Manhattan Investment Services Inc. ("CMIS") merged with Chemical Investment Services Corp. on September 23, 1996 and changed its name to Chase Investment Services Corp. This transaction was also accounted for as a pooling of interests.

In anticipation of the 1996 merger and subsequent realignment of the Company's business, including the exiting of five states and closing of seven offices, CMIS implemented a "quasi reorganization", as described by Accounting Research Bulletin No. 43, Chapter 7 "Capital Accounts", as of September 20, 1996. In the quasi reorganization, the equity accounts of CMIS were restructured, which included the accumulated deficit in CMIS retained earnings being eliminated against additional paid-in capital.

2. Significant Accounting Policies

(a) Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(b) Securities Transactions
Securities transactions are recorded on trade date at fair value. Fair value is determined using readily available listed market prices. Amounts receivable and payable on unsettled transactions are recorded net in payable to broker-dealer and clearing organizations at fair value in the accompanying statement of financial condition.

(c) Cash and Cash Equivalents
Cash on hand and on deposit and highly liquid investments with original maturity of three months or less are considered cash and cash equivalents. Cash and cash equivalents includes a $9,441 investment in the JP Morgan Government money market fund.

(in thousands)

(d) Furniture, Equipment, and Leasehold Improvements
Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from three to eight years. Upon the sale or disposition of furniture, equipment or leasehold improvements, related accumulated depreciation is removed from the account. Assets are assessed periodically for potential impairment.

(e) Income Taxes
CISC is included in the consolidated federal and certain combined or unitary state income tax returns of JPMC. In addition, CISC files income tax returns in various states on a separate return basis. Deferred tax assets and liabilities are established for the expected future tax consequences of temporary differences between the carrying amounts reflected in the statement of financial condition and the tax basis of assets and liabilities utilizing currently enacted tax laws and rates. The Federal tax provision for CISC is calculated as though it filed its return on a stand-alone basis. State taxes are provided on CISC's taxable income at the marginal income tax rate applicable to the combined or unitary group.

3. Securities Owned and Securities Sold, but not yet Purchased

At December 31, 2004, securities owned and securities sold, but not yet purchased, consist of trading securities. The fair value and composition were as follows:

	Securities Owned	Securities Sold, but not yet Purchased
U.S. Government securities	$ 20,840	$ -
State and municipal securities	5,743	91
	$ 26,583	$ 91

Securities sold, not yet purchased, represent obligations of CISC to deliver specified securities and thereby create a liability to purchase the security in the market at prevailing prices.

Securities owned are held at CISC's clearing broker, NFS. Under the terms of the clearing agreement NFS may rehypothecate these securities. CISC is subject to credit risk should NFS be unable to fulfill its obligations to return the securities.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

The receivables from broker-dealers and clearing organizations represent the amounts due to CISC relating to commission and fee revenues, net of the related clearing and exchange fees due to NFS. The payable to broker-dealers and clearing organizations represents amounts due to NFS on net unsettled securities transactions. These revenues and expenses result from customer securities

(in thousands)

transactions introduced and cleared by NFS, as well as those introduced directly to mutual fund and annuity carriers, on a trade date basis.

5. Guarantees and Indemnification

CISC clears all of its securities transactions through the clearing broker NFS on a fully disclosed basis. Pursuant to the terms of the agreement between CISC and NFS, NFS has the right to charge CISC for losses that result from CISC's customers' failure to fulfill their contractual obligations.

To minimize its risk, CISC through its clearing broker NFS requires its customers to, at a minimum, meet margin requirements as specified under Treasury Regulation T. This margin is a good faith deposit from the customer related to their trade obligations. If necessary CISC may liquidate certain positions to satisfy the obligations of the customer. Management believes that the margin deposits at December 31, 2004 are adequate to mitigate the risk of material loss.

In addition, CISC has the right to pursue collection or performance from customers and other counterparties who do not perform their contractual obligations. CISC monitors the credit standing of NFS and all customers and counterparties with which its conducts business.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which CISC enters into which may provide general indemnifications to others. CISC in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. CISC's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against CISC that have not yet occurred. However, based on its experience, CISC expects the risk of loss to be remote.

6. Related-Party Transactions

In addition to specific operating expenses incurred by CISC and charged directly to income, certain management, accounting and other costs are incurred in common for CISC by JPMC and its other subsidiaries. CISC is allocated a share of these costs proportionately based upon appropriate methodology for each type of expense.

Expenses paid to JPMC and affiliates related to the reimbursement of normal operating expenses were approximately $21,181.

CISC has significant cash balances on deposit with JPMorgan Chase Bank ("JPMCB"). At December 31, 2004, such deposits amounted to $41,677. In addition, CISC from time to time may enter into transactions with other JPMC subsidiaries. The aggregate receivable and payable related to these transactions were $3,040 and $2,573, respectively.

CISC also derives a portion of its revenue from an affiliated entity Chase Insurance Agency Inc. (CIAI), related to the sale of insurance annuities. Commission related to customer annuity purchases transacted through CIAI during 2004 was $61,197.

(in thousands)

7. Employee Compensation and Benefits

CISC's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMC. Additionally, CISC's employees received annual incentive compensation based on their performance and JPMC's consolidated operating results.

Pension and Postretirement Plans
CISC's employees participate in JPMC U.S. qualified defined benefit pension plan which is noncontributory, and they may also participate in the defined contribution plans sponsored by JPMC. In addition, through JPMC, CISC provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits of CISC's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. There are no separate plans solely for the employees of CISC. Assets of JPMC's funded domestic defined benefit pension plan exceeded the accumulated benefit obligation at December 31, 2004. Disclosures of pension benefit obligations and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMC on a consolidated basis have been included in the 2004 Annual Report of JPMorgan Chase & Co.

Employee Stock-Based Incentives
Certain key employees of CISC participate in JPMC's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. Effective January 1, 2003, JPMC adopted SFAS No. 123, "Accounting for Stock-Based Compensation," using the prospective transition method. SFAS 123 requires all stock-based compensation awards, including stock options, to be accounted for at fair value. Disclosures required by SFAS No. 123 have been included in the 2004 Annual Report of JPMorgan Chase & Co. on a consolidated basis. See the 2004 Annual Report of JPMorgan Chase & Co. for further disclosure.

8. Income Taxes

At December 31, 2004, CISC has a net deferred tax asset of $2,104, which is included in receivable from affiliates and parent, relating primarily to the reporting of depreciation, employee benefits and other expenses in different periods for tax and financial reporting purposes.

At December 31, 2004, CISC has an income tax payable to JPMC of $1,603, which is included in Payable to affiliates and parent.

(in thousands)

9. Fair Value

Securities owned and securities sold not yet purchased are carried at fair value. Management estimates that the aggregate net fair value of other financial assets and liabilities recognized in the statement of financial condition approximates their carrying value, due to their short- term nature.

10. Commitments and Contingencies

During 2004, CISC increased its litigation reserve by $8,105, which is included in other liabilities on the statement of financial condition. While the outcome of litigation is inherently uncertain, the amount of the firm's litigation reserve at December 31, 2004 reflected management's assessment of the appropriate litigation reserve level in light of all information known as of that date. Management reviews litigation reserves periodically, and the reserve may be increased or decreased in the future to reflect further developments. CISC believes it has meritorious defenses to claims asserted against it and intends to continue to defend itself, litigating or settling cases, according to management's judgment as to what is in the best interest of CISC.

11. Off-Balance Sheet Risk

In the normal course of business, CISC's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose CISC to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and CISC has to purchase or sell the financial instrument underlying the contract at a loss.

12. Net Capital Requirements

CISC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. CISC is required to maintain minimum net capital equal to the greater of $100 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2004, CISC had net capital of $31,189, which was $29,646 in excess of its required net capital of $1,543. CISC's ratio of aggregate indebtedness to net capital was .74 to 1 at December 31, 2004.

CISC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that CISC's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.